# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dynavax Technologies Corporation, CIK 0001029142
CUSIP: 268158201
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2100 Powell Street, Suite 720, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 08/22/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001856083

## Reporting persons
- Deep Track Biotechnology Master Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,726,349; sole dispositive power 0; shared dispositive power 15,726,349; aggregate amount beneficially owned 15,726,349 (13.41% of the class)
- Deep Track Capital, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,726,349; sole dispositive power 0; shared dispositive power 15,726,349; aggregate amount beneficially owned 15,726,349 (13.41% of the class)
- David Kroin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,726,349; sole dispositive power 0; shared dispositive power 15,726,349; aggregate amount beneficially owned 15,726,349 (13.41% of the class)
  Comment: Explanatory Note: Deep Track Biotechnology Master Fund, Ltd., Deep Track Capital, LP, and David Kroin (together, the "Reporting Persons") initially reported their beneficial ownership of the Common Stock, $0.001 par value, of Dynavax Technologies Corporation (the "Issuer") on a Schedule 13G, filed on May 19, 2023, as amended on February 14, 2024. The Reporting Persons subsequently reported their beneficial ownership on a Schedule 13D filed on September 16, 2024, as amended on October 24, 2024 and February 19, 2025 (collectively, the "Schedule 13D"). Pursuant to Rule 13d-1(h), the Reporting Persons are eligible to again report their beneficial ownership on a Schedule 13G and are filing this Amendment No. 2 to Schedule 13G to amend and replace the Schedule 13D.

## Item 1. Issuer
Name of issuer: Dynavax Technologies Corporation
Address of issuer's principal executive offices: 2100 Powell Street, Suite 720, Emeryville, CA 94608

## Item 2. Person Filing
Name of person filing:
(i) Deep Track Biotechnology Master Fund, Ltd.
(ii) Deep Track Capital, LP
(iii) David Kroin
Address of principal business office or, if none, residence:
(i) c/o Walkers Corporate Limited, 190 Elgin Ave, George Town, KY1-9001, Cayman Islands
(ii) 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830
(iii) c/o Deep Track Capital, LP, 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830
Citizenship:
(i) Cayman Islands
(ii) Delaware
(iii) United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Shared power to dispose or to direct the disposition:
Information with respect to the Reporting Persons' ownership of the Common Stock as of August 22, 2025 is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on 117,267,482 Common Stock outstanding, as reported on the Issuer's 10-Q filed August 7, 2025.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Deep Track Biotechnology Master Fund, Ltd.: /s/ David Kroin, David Kroin, Director (08/25/2025)
- Deep Track Capital, LP: /s/ David Kroin, David Kroin, Managing Member of the General Partner of the Investment Adviser (08/25/2025)
- David Kroin: /s/ David Kroin, David Kroin (08/25/2025)